Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated November 6, 2006, relating to the consolidated financial statements of Commercial Metals Company and subsidiaries (which report expresses an unqualified opinion and contains explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004)) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Commercial Metals Company for the year ended August 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Dallas, Texas
July 12, 2007